[redacted]

13012698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEOFFREY RICHARDS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7570 S. FEDERAL HWY, SUITE 3
(No. and Street)

HYPOLUXO (City) | FL (State) | 33462 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEOFFREY D. LIODY — 561·586·0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

407 Lincoln Rd, Suite 2D (Address) | Miami Beach (City) | FL (State) | 33139 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/12/13

OATH OR AFFIRMATION

I, Geoffrey D. Liddy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geoffrey Richards Securities Corp., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT N. SUMENEK
Notary Public - State of Florida
My Comm. Expires Nov 25, 2015
Commission # EE 135030

Notary Public

Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

GEOFFREY RICHARDS SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
407 Lincoln Road – Suite 2D
Miami Beach, Florida 33139
(305) 672-1230

INDEPENDENT REGISTERED AUDITOR'S REPORT

Board of Directors
Geoffrey Richards Securities Corp.
Hypoluxo, Florida

We have audited the accompanying statement of financial condition of Geoffrey Richards Securities Corp. as of December 31, 2012 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. . An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geoffrey Richards Securities Corp. at December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prep

are the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Miami Beach, Florida
February 25, 2013

Baum & Company PA

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current Assets	
Cash in bank and cash equivalents	$ 33,653
Marketable investments	23,281
Commission receivable	225,446
Total current assets	282,380
Other Assets	
Clearing agent deposit	50,000
Total assets	$ 332,380

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 9,287
Total liabilities	9,287
Stockholders' equity	
Common stock, par value $.01; 10,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in-capital	138,297
Retained earnings	184,766
Total stockholders' equity	323,093
Total liabilities and stockholders' equity	$332,380

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues	$ 1,723491
Operating expenses:	
Compensation and commissions	467,333
Clearing charges	34,428
Occupancy expense	22,048
Professional fees	13,400
Regulatory fees	7,694
General & administrative expenses	111,913
Total operating expenses	656,816
Net income before other income	1,066,675
Other income	
Investment gains (net)	4,715
Net income before provision for income taxes	1,071,390
Provision for income taxes	- 0 -
Net income	$ 1,071,390

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities:	
Net Income	$ 1,071,390
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in commission receivable	(221,892)
Decrease in marketable securities	(4,718)
Decrease in accounts payable and accrued expenses	(31,654)
Net Cash provided by Operating Activities	813,126
Cash Flows from Financing Activities	
Distributions to stockholders'	(906,544)
Total cash flows used for financing activities	(906,544)
Net decrease in cash	(93,418)
Cash and Cash Equivalents - beginning	127,071
Cash and Cash Equivalents - ending	$ 33,653

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - 12/31/11	$ 30	$ 138,297	$ 19,920
Net Income	- 0 -	- 0 -	1071,390
Distributions to Stockholders	- 0 -	- 0 -	(906,544)
Balance - 12/31/12	$ 30	$ 138,297	$ 184,766

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on February 5, 2002 in the State of Florida. The Company has registered with the Securities and Exchange Commission and The Financial Industry Regulatory Authority (FINRA) as a non-carrying broker-dealer.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements.

D.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2012 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Marketable Investments

The Company reflects its marketable investments at market in accordance with ASC 820.

G.) Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are posted to Company's ledgers monthly when the clearing broker remit their monthly statements.

NOTE 1 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED**

H.) **Recent Accounting Pronouncements**

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's result of operations, financial position or cash flows.

NOTE 2 **NET CAPITAL REQUIREMENT**

FINRA imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $100,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital.

NOTE 3 **SECURITIES AND EXCHANGE REQUIREMENTS**

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 **COMMITMENTS**

The Company executed a 36 month lease commencing on March 1, 2011. The annual rent incurred for the year 2012 was $ 22,048. The annual rent to be incurred for the subsequent two years will be approximately $, $21,500 and $ 3,600, respectfully

NOTE 6 **CLEARING BROKER AGREEMENT**

The Company acts an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. The clearing broker-dealer provides clearing services, handles funds of the Company's customers, holds securities and remits account statements to the customers.

Pursuant to the clearing agreement with the clearing broker-dealer, a deposit of $ 50,000 is being held in an interest bearing account as of December 31, 2012 to offset unsecured customer debits.

NOTE 7 RELATED PARTIES

The officers/stockholders pursuant to informal employment agreements receive compensation in the form of salary and various personal expenditures paid by the Company.

NOTE 8 CONCENTRATION OF RISK

The Company is engaged in various trading and brokerage activities as an introducing broker-dealer. In the event that certain counterparties do not fulfill their obligations, the Company may be exposed to risk.

NOTE 9 REGULATORY MATTERS AND CONTINGENCIES

The broker-dealer is currently involved in an investigation by the Boca Raton office of Financial Industry Regulatory Authority (FINRA) on whether it participated in certain closed-end offerings as an underwriter. If this position were to prevail, the broker-dealer may be required to recompute its net capital for certain dates.

Background

In 2012, the broker-dealer was a member of a Master Selected Dealers Agreement selling group which essentially allowed the broker-dealer to participate on a best efforts basis with no firm or conditional or open contractual commitment on the number of shares the firm could sell. The broker-dealer participated in particular closed-end funds coming to market, but did not participate as an underwriter on a firm commitment basis or on an open contractual commitment basis. There was no obligation on the part of the broker-dealer if it chose to withdraw from the offering and without liability. The broker-dealer was not an underwriter as defined by the Securities and Exchange Commission Acts of 1933 and 1940. The Company's legal counsel has opined that the investigation should close with no further action by FINRA on this subject.

NOTE 10 SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its yearend through the date whereupon the financial statements were issued and has determined that there are no items to disclose.

GEOFFREY RICHARDS SECURITIES CORP
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2012

Schedule I
STATEMENT OF COMPUTATION OF CAPITAL REQUIREMENT

Total Assets	$ 332,380
Less: Liabilities	9,287
Net Capital before other charges	323,093
Charges against capital	(726)
Net Capital	$ 322,367

Schedule II
STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT

Net Capital	$ 322,367
Net Capital Required	100,000
Excess Net Capital	$ 222,367

Schedule III
RECONCILIATION OF NET CAPITAL

Net capital per Audited Financial Statements	$ 322,367
Net capital per Focus Report - Part II A	322,367
Net Difference	$ - 0 -

Schedule IV
COMPUTATION OF AGGREGATE INDEBTIVENESS

Total Liabilities from Statement of Financial Condition	$ 9,287
Percentage of aggregate indebtedness to net capital	2.88%

BAUM & COMPANY, P.A.
Certified Public Accountants
407 Lincoln Road – Suite 2D
Miami Beach, Florida 33139
(305) 672-1230

Board of Directors
Geoffrey Richards Securities Corp.

In planning and performing our audit of the financial statements of Geoffrey Richards Securities Corp., (the company), as of and for the year ended December 31, 2012, in accordance with auditing standards accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of an opinion on the effectiveness of the Company's internal control.

Also as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of the Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and their practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-6(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies , in internal control that is less severe than a material weakness, yet important enough to merit attention with those charged with governance.

Page 2:

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for the purposes in accordance with the Securities Exchange Act of 1934 and related regulations , and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Security Exchange Act of 1934 in their regulation of registered brokers and dealers, and not intended to be and should not be used by anyone other than those specific parties.

Miami Beach, Florida
February 25, 2013

FINAL COPY 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2012**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065251 FINRA DEC
GEOFFREY RICHARDS SECURITIES CORP 15*15
7570 S FEDERAL HWY STE 3
LANTANA FL 33462-6060

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GEOFFREY O. LIDDY 561-586-0800

2. A. General Assessment (item 2e from page 2) $ 4,234

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,731)

11/13/12
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 2,503

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,503

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,503

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GEOFFREY RICHARDS SECURITIES CORP.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16th day of JANUARY, 20 13.

PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2012** and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,728,257
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	(40)
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	(40)
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,748
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	22,112
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	4,716
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	34,576
2d. SIPC Net Operating Revenues	$ 1,693,641
2e. General Assessment @ .0025	$ 4,234
	(to page 1, line 2.A.)

BAUM & COMPANY, P.A.
Certified Public Accountants
407 Lincoln Road – Suite 2D
Miami Beach, Florida 3313
(305) 672-1230

Board of Directors
Geoffrey Richards Securities Corp.
Hypoluxo, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Geoffrey Richards Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Geoffrey Richards Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Geoffrey Richards Securities Corp.'s management is responsible for their compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments and balance due in Form SIPC-7 noting no differences and verified Geoffrey Richards Securities Corp. has paid its assessments in full;

2. Compared the amounts reported of on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared the adjustment reported on Item Nos. 2b(7) and 2c(1) in Form SIPC-7 against the amounts reported in Geoffrey Richards Securities Corp.'s Quarterly FOCUS Reports and the adjustment reported on Item No. 2c(3) against the amounts paid to RBC Capital Markets, an SIPC member, for clearance in connection with securities transactions as evidenced in each month's net settlement summary, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as previously described supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Miami Beach, Florida
February 25, 2013

Berman & Company PA